May 26, 2017

U.S. Securities and Exchange Commission Division of Investment Management Attn: Edward Bartz Washington, DC 20549 Securities Exchange Commission

Re:

Epiphany Funds ("Registrant")

File Nos.: 333-138045 and 811-21962

Dear Mr. Bartz:

In response to your comments received on May 8, 2017, below are the Registrant’s responses to your inquiries, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Epiphany FFV Fund

1.

In footnote 1 to be Fee Table, please include the additional disclosure regarding recoupment or reimbursement of the waivers or other expense reimbursements which is reflected from page 26.  Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the appropriate Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitations.

Response:  The requested information has been added.  Please note, the Adviser has  updated the agreement to  reflect a reimbursement period of three years (not end of three fiscal years), consistent with recent comments from the Staff other clients have received.

2.

Please file a copy of the Expense Limitation Agreement as an exhibit to Registration Statement.

Response:  A copy of the Expense Limitation Agreement will be filed as an exhibit to the Registration Statement.

3.

The Fund's Principal Investment Strategy references US securities – does the Fund invest in any foreign or emerging markets securities?  If so, please include appropriate disclosure in the strategy section and in the corresponding risks.

Response:  The Fund does not invest in any foreign or emerging market securities as part of its principal investment strategy.  However, we note that the Fund may have foreign holdings from time to time,  if a US company or subsidiary is domiciled outside of the US.

4.

The Principal Investment Strategy on page 4 of the prospectus states the Fund portfolio holdings are “equally weighted within each sector”.  How does that work?  Please clarify in your disclosure how this is accomplished.

Response:  The eligible holdings within each sector are weighted as equally as feasible at the time of purchase.  The disclosure has been revised to reflect the following:

“Once it has been determined that a company is eligible for investment, the portfolio managers apply economic criteria to select up to 100 equity securities for the Fund's portfolio to correlate to the stock sectors of the Fund’s benchmark. Economic criteria used includes the company’s valuation, growth potential, dividend policy, and other economic factors.  The portfolio holdings of eligible companies~~’y’s~~ within each sector are ~~equally~~ weighted as equally as feasible at the time of purchase ~~within each sector and rebalanced quarterly~~.  The Adviser will rebalance the portfolio holdings from time to time as it deems appropriate.”

5.

The Fund’s Principal Investment Strategy section references investing in other investment funds or ETFs.  Please confirm if such investments will be reflected in an AFFE line in the Fee Table.

Response:  Registrant confirms all underlying fund fees and expenses will be properly reflected in a separate Acquired Fund Fees and Expenses line in the Fee Table, if so required by Form N1-A (exceeding 0.01%).

6.

The Principal Investment Strategy section references investments in Inverse ETFs.  Please add appropriate corresponding risk disclosure.

Response:  The strategy section has been revised to remove references to inverse ETFs, as such investments are not a principal investment strategy of the FFV Fund.

7.

The Principal Investment Strategy section also references investments in preferred stocks.  Please add appropriate risk disclosure.

Response:  The Principal Investment Strategy disclosure has been revised to remove the reference to preferred stocks as the FFV Fund does not intend to invest in preferred stocks as a principal investment strategy.

FFV Strategic Income

8.

In footnote 1 to be Fee Table, please include the additional disclosure regarding recoupment or reimbursement of the waivers or other expense reimbursements which is reflected from page 26:  “Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the appropriate Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitations.”

Response:  The requested information has been added.  Please note, the Adviser has  updated the agreement to  reflect a reimbursement period of three years (not end of three fiscal years), consistent with recent comments from the Staff other clients have received.

9.

The Fund's Principal Risks Section reference small cap and mid-cap stocks.  Please add corresponding disclosure to the Principal Investment Strategy section.

Response:  The following disclosure has been added to page 10:

“The Fund may invest securities issued by companies of any size, including what are commonly referred to as small-cap and mid-cap companies (generally those companies with market capitalizations between $300 million and $2 billion and between $2 billion and $5 billion, respectively).”

10.

Please add disclosures regarding the risks of investing in municipal bonds.

Response:  The risks have been added.  As stated on page 14:

“Municipal Bond Risk.  The value of municipal bonds may fluctuate as a result of changes in the cash flows generated by the revenue source(s), changes in the priority of the municipal obligation to receive the cash flows generated by the revenue source(s), or changes in federal tax laws or the activity of an issuer which may adversely affect the tax-exempt status of municipal bonds.”

11.

There is disclosure regarding derivatives risk, please add corresponding disclosure regarding how derivatives are used in the Principal Investment Strategy section.

Response:  The disclosure has been revised:

“The Fund may also invest in inverse ETFs and ~~,~~ derivatives such as E-mini S&P 500 futures for hedging purposes.    Inverse ETFs are designed to provide positive return from a decline in the ETF's underlying benchmark and will be short term in nature.  E-mini S&P 500 futures are an electronically traded  contract one fifth the size of standard S&P futures, which is based on the underlying Standard & Poor's 500 stock index.  The Fund may also invest in index options to generate potential income for the portfolio.”

12.

Please confirm the Portfolio Managers are all the individuals.  Confirm that each is jointly and primarily responsible for managing the Fund.

Response:  The portfolio managers listed in the prospectus are each an individual.  Registrant confirms that each is jointly responsible for managing the Fund and the text has been revised to reflect this fact.

13.

In the Fund Details Section (Item 9) please add corresponding disclosures regarding inverse ETF risk (FFV Fund) and municipal bond risk (Strategic Income Fund)

Response:  As stated above, the Inverse ETF does not related to principal investment strategy of the FFV Fund.  The corresponding Municipal Bond Risk has been added to Item 9:

“Municipal Bond Risk.  The value of municipal bonds that depend on a specific revenue source or general revenue source to fund their payment obligations may fluctuate as a result of changes in the cash flows generated by the revenue source(s) or changes in the priority of the municipal obligation to receive the cash flows generated by the revenue source(s).  In addition, changes in federal tax laws or the activity of an issuer may adversely affect the tax-exempt status of municipal bonds.”

Statement of Additional Information

14.

The SAI includes disclosure regarding credit default swaps.  If applicable, please disclose that when a Fund is protection seller, it will segregate assets equal to the full notional value of the swap.

Response:  The requested revision has been made.

Please contact Cassandra Borchers at 513-352-6632 if you have any questions regarding this response.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP